

RECEIVED
2006 JAN -9 P 2:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of International Corporate Finance
Mail Stop 3-2

06010121

Stockholm, Sweden, January 3, 2006

SUPPL

File No. 82-812

Please find enclosed the following press releases from Atlas Copco AB, each marked with the above stated number:

- Atlas Copco completes acquisition of South African construction equipment business

PROCESSED
JAN 12 2006
THOMSON
FINANCIAL

Atlas Copco AB
Corporate Communications

Katarina Dahn

Sent by DHL 477 7652 062

SEC 82-812



Press Release from the Atlas Copco Group

For further information please contact:
Joanna Canton, Media Relations Manager, Corporate Communications
+44 (0)1442 222312 or +44 (0)7971 650115

Atlas Copco completes acquisition of South African construction equipment business

Stockholm, Sweden, January 3, 2006: Atlas Copco South Africa Pty Ltd. has completed its acquisition of the assets of Consolidated Rock Machinery (Pty) Ltd. (CRM). The acquired business has annual revenues of approximately MSEK 160 and 50 employees.

CRM is the leading distributor of surface drill rigs, portable compressors, and compact equipment, as well as rig-mounted and handheld construction and demolition equipment. CRM has been well established on the market since 1987 and has its own manufacturing of hydraulic boom systems and a range of pneumatic tools. The company has its head office in Johannesburg, South Africa. CRM's compact equipment business was not included in the acquisition.

CRM has been an Atlas Copco distributor since 2004.

The acquired business will be integrated into Atlas Copco South Africa Pty Ltd.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2004, the Group had revenues of approximately BSEK 49, with 98% of revenues outside Sweden. The Group has more than 25 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, industrial tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC Equipment Rental, and CP. More information can be found on atlascopco.com.

Construction and Mining Technique business area develops, manufactures, and markets rock drilling tools, underground rock drilling rigs for tunneling and mining applications, surface drilling rigs, loading equipment, exploration drilling equipment, and construction tools.